Alphabet Inc. (GOOGL)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Alphabet Shareholder since 2010

Shareholders can determine whether Mr. John Hennessy deserves their against vote.
Alphabet is denying a live shareholder proposal presentation by telephone at it annual meeting.

Mr. Hennessy chairs the Governance Committee which is responsible.

The SEC issued guidance in 2020, 2021 and 2022 stating that in light of the possible difficulties for shareholder proponents to attend annual meetings in person to present their proposals during the Covid pandemic, the SEC staff encourages issuers to provide shareholder proponents or their representatives with the ability to present their proposals through alternative means, such as by phone.

Unfortunately Alphabet, under the direction of Mr. Hennessy is trashing the SEC guidance.

Alphabet seems to be looking to AT&T as a shining example. AT&T would not allow the proponents of shareholder proposals to read their proposals by telephone at the 2020 AT&T online annual meeting during the pandemic.
Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

After denying shareholders a telephone presentation at the AT&T annual meeting the person in the same role as Mr. Hennessy at AT&T, Mr. Matthew Rose, received more than 900 million against votes from AT&T shareholders in 2021. This compares to less than 100 million against votes for certain other AT&T directors in 2021.

Mr. Hennessy, Chair of the GOOGL Governance Committee, seems to be 6 years into retirement from a 40-hour workweek. According to the Alphabet annual meeting proxy Mr. Hennessy serves on no other board to keep up his skills and to get a different perspective on Board oversight other than what Alphabet management is feeding him.

Shareholders can determine whether Mr. John Hennessy deserves their against vote.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.